[redacted]

SECU[barcode]SSION

08028903

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skandia Securities Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Corporate Drive
(No. and Street)

Shelton, Connecticut 06484
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza, 755 Main Street Hartford, Connecticut 06103-2608
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NS 3/26

OATH OR AFFIRMATION

I, John Pagano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skandia Securities Americas, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer, Principal Treasurer

Title

Notary Public

My Commission Expires Dec. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SKANDIA SECURITIES AMERICAS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF SKANDIA AMERICA CORPORATION)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

Filed pursuant to Rule 17a-5(e)(3) as a public document.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)

Year Ended December 31, 2007

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Shareholder of
Skandia Securities Americas, Inc.:

We have audited the accompanying statement of financial condition of Skandia Securities Americas, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skandia Securities Americas, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, CT
February 25, 2008

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Financial Condition
December 31, 2007

Assets	2007
Current assets:	
Cash and cash equivalents	$ 1,815,936
Prepaid fees	35,820
Total assets	$ 1,851,756

Liabilities and Shareholder's Equity	
Accrued expenses	$ 26,700
Due to affiliate	666,688
Income taxes payable to parent	194,008
Total liabilities	887,396
Shareholder's equity	
Common stock, $0.01 per value; authorized 1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	671,827
Retained Earnings	292,532
Total shareholder's equity	964,360
Total liabilities and shareholder's equity	$ 1,851,756

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Operations
For The Year Ended December 31, 2007

	2007
Revenue:	
Service Revenue	$ 4,559,617
Other Revenue	58,650
	4,618,267
Expenses:	
Employee compensation and benefits	2,447,524
Professional fees	209,366
Regulatory fees	5,402
Other operating expenses	1,484,801
Total expenses	4,147,093
Income before taxes	471,174
Provision for income taxes	194,008
Net income	$ 277,166

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Changes in Shareholder's Equity
For The Year Ended December 31, 2007

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Shareholder's equity at December 31, 2006	$ 458,045	$ 1	$ 442,678	$ 15,366
Contribution of capital	229,149	-	229,149	-
Dividends paid	-	-	-	-
Net income	277,166	-	-	277,166
Shareholder's equity at December 31, 2007	$ 964,360	$ 1	$ 671,827	$ 292,532

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Statement of Cash Flows
For The Year Ended December 31, 2007

	2007
Cash flows from operating activities:	
Net Income	$ 277,166
Adjustments to reconcile net income to net cash provided by operating expenses:	
Changes in operating assets and liabilities:	
Prepaid fees	(32,742)
Due to/from affiliate	854,580
Accrued expenses	3,999
Income taxes payable to parent	58,843
Total adjustments	884,680
Net cash provided by operating activities	1,161,846
Cash flows from financing activities:	
Contribution of capital	229,149
Net cash provided by financing activities	229,149
Net increase in cash	1,390,995
Cash and cash equivalents, beginning of year	424,941
Cash and cash equivalents, end of year	$ 1,815,936

The accompanying notes are an integral part of these financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly-owned Subsidiary of Skandia America Corporation)
Notes to Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Skandia Securities Americas, Inc. (the "Company"), is a wholly-owned subsidiary of Skandia America Corporation (the "Parent"), whose ultimate parent is Old Mutual plc. The Company was incorporated in the state of Delaware on February 4, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a third party marketer of foreign securities under the management of Skandia Fund Management (Ireland) Limited ("SFMI"), an affiliated party and the management company of Skandia Global Funds PLC ("SGF").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation
The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash, Cash Equivalents, and Credit Risk
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

The Company has deposits in a financial institution. Financial institutions insure deposits with the Federal Depositary Insurance Corporation ("FDIC") up to $100,000 for each depositor. Cash deposited at such institutions is often in excess of the insured limit.

Revenue Recognition
The Company and SFMI have agreed to a cost-plus expense agreement. Under the agreement, the Company will earn cost plus 11% of costs incurred for distribution services to SFMI and cost plus 5% for administrative/back office costs incurred to provide services to SFMI. Service revenue is recorded on an accrual basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTINIG POLICIES (Continued)

Expenses
Expenses are recorded on an accrual basis.

Income Taxes
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*", the Company accounts for income taxes using the asset and liability method under which deferred tax is recognized for the tax consequences of temporary difference created by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes enactment due.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6.7% of aggregate indebtedness, as defined, or $25,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007 the Company had net capital of $928,540, which represented an excess of $869,381 on the minimum net capital requirement of $59,160. The Company's ratio of aggregate indebtedness to net capital was .96:1 at December 31, 2007.

NOTE 4 – RELATED PARTY TRANSACTIONS

Revenue
In 2007, $4,559,617 of the Company's revenue was earned through the cost-plus expense agreement with SFMI.

As of December 31, 2007, the Company recorded $358,507 of deferred revenue payable to SFMI under the cost-plus expense agreement.

Expenses
Expenses incurred by the Parent for the benefit of the Company will be reimbursable to the Parent from the Company. As of December 31, 2007 the Company reimbursed the Parent approximately $4,147,000 under this agreement and the Company owed $308,181 to the Parent for unpaid reimbursable expenses.

NOTE 5 – SHAREHOLDER'S EQUITY

On January 3, 2007, the Parent made a permanent contribution of capital in the amount of $229,149. There were no additional shares authorized or issued and the entire amount is classified as additional paid-in capital.

NOTE 6 – INCOME TAXES

The Company files its federal and state income tax return as part of a consolidated tax return with its Parent. The parties have agreed that the Company will accrue and remit a tax liability equal to an amount that would be payable by the Company if they were not a member of a consolidated group and filed tax returns on a separate basis. The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying statement of operations. As of December 31, 2007, there were no material temporary differences that would give rise to deferred tax assets or liabilities. The provision for income taxes for the year ended December 31, 2007 consists of the following components:

Income tax expense:	
Current tax expense:	
Federal	$ 167,479
State	26,529
	$ 194,008

SKANDIA SECURITIES AMERICAS, INC.

(A Wholly-owned Subsidiary of Skandia America Corporation)
Computation of Net Capital Pursuant To Uniform Net Capital Rule 15c3-1
December 31, 2007

Schedule I

Total shareholder's equity	$ 964,360
Less: non-allowable assets and deductions	35,820
Net capital under SEC Rule 15c3-1	928,540
Less: minimum net capital requirement – the greater of 6.7% of aggregate indebtedness of $887,396 or $25,000	(59,160)
Net capital in excess of minimum requirement	$ 869,381
Aggregate indebtedness	$ 887,396
Ratio of aggregate indebtedness to net capital	95.57%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

There were no material reconciling items per this report and the most recent quarterly filing by the Company in Part II of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2007 with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See accompanying Independent Auditors' Report.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholder of
Skandia Securities Americas, Inc.:

In planning and performing our audit of the financial statements of Skandia Securities Americas, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, CT
February 25, 2008

END